"THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION."


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)1


                             TRACTOR SUPPLY COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.008 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    892356106
--------------------------------------------------------------------------------
                                 (CUSIP number)
















    1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 892356106                SCHEDULE 13G        PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Joseph D. Maxwell
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    450,059
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   450,059
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            450,059
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   6   PAGES
                               -----    -----

ITEM 1(a).          NAME OF ISSUER:

                       Tractor Supply Company
                    ------------------------------------------------------------

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       320 Plus Park Boulevard, Nashville, TN 37217
                    ------------------------------------------------------------

ITEM 2(a).          NAME OF PERSON FILING:

                              Joseph D. Maxwell
                    ------------------------------------------------------------

ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                       320 Plus Park Boulevard, Nashville, TN 37217
                    ------------------------------------------------------------

ITEM 2(c).          CITIZENSHIP:

                       U.S.A.
                    ------------------------------------------------------------

ITEM 2(d).          TITLE OF CLASS OF SECURITIES:

                       Common Stock, par value $.008 per share
                    ------------------------------------------------------------

ITEM 2(e).          CUSIP NUMBER:

                       892356106
                    ------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a)   [ ]   Broker or dealer registered under Section 15 of the Act,

        (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

        (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,



                                Page 3 of 6 Pages

        (d)   [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act,

        (e)   [ ]   Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

        (f)   [ ]   Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security
                    Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

        (g)   [ ]   Parent Holding Company, in accordance with
                    Rule 13d-1(b)(ii)(G); see Item 7,

        (h)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.             OWNERSHIP.

        (a)         Amount beneficially owned:

                       450,059
                    ------------------------------------------------------------

                    This amount includes 218,992 shares held by Mr. Maxwell's wife, 8,875 shares held by Mr. Maxwell's daughter and 3,200 shares held by Mr. Maxwell's son, as to which Mr. Maxwell disclaims beneficial ownership pursuant to Rule 13d-4. Under certain circumstances, Mr. Maxwell, his wife, his daughter and/or his son could be viewed as a group within the meaning of Regulation 13D-G. Mr. Maxwell disclaims membership in any such group.

                    This amount excludes 20,888 shares held for Mr. Maxwell's account by the Tractor Supply Company Employee 401(k) Retirement Plan. Mr. Maxwell has neither voting power nor investment power with respect to these shares and accordingly disclaims beneficial ownership of them pursuant to Rule 13d-4.

        (b)         Percent of class:

                       5.2%
                    ------------------------------------------------------------

        (c)         Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote       450,059
                                                                      ----------
                    (ii)  Shared power to vote or to direct the vote           0
                                                                      ----------
                    (iii) Sole power to dispose or to direct the
                          disposition of                                 450,059
                                                                      ----------
                    (iv)  Shared power to dispose or to direct the
                          disposition of                                       0
                                                                      ----------


                                Page 4 of 6 Pages

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                    ANOTHER PERSON.

                    Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable.


ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not applicable.


ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable.


ITEM 10.            CERTIFICATION.

                    Not applicable.




                                Page 5 of 6 Pages

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 14, 1997



                                              Joseph D. Maxwell
                                              ----------------------------


                                           By: /s/ Michael J. Kincaid
                                               ---------------------------
                                                   Michael J. Kincaid
                                                   Attorney-in-Fact*

--------
  * Pursuant to a Power of Attorney, dated March 14, 1994, filed with the Reporting Person's Form 3, dated March 22, 1994, which is hereby incorporated herein by reference.


                                Page 6 of 6 Pages